

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Gregory C. Critchfield, M.D., M.S.
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109

> **Re: Sera Prognostics, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 27, 2021**
> **CIK No. 0001534969**

Dear Dr. Critchfield:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Note 7. Fair Value Measurements, page F-39

1. We note the statement, "the Company engaged a third-party valuation specialist.... to determine the estimated fair value of the Company's common stock." Please revise the filing to clarify the nature and extent of the third-party´s involvement in determining the fair value of these instruments and management´s reliance on the work of the third-party. In so doing, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at https://www.sec.gov/corpfin/securities-act-sections.

Gregory C. Critchfield, M.D., M.S.
Sera Prognostics, Inc.
June 7, 2021
Page 2

      You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences

cc: Megan N. Gates